UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INDEPENDENT BANK CORPORATION

(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Options to Purchase Common Shares with an Exercise Price Greater than $10.00 per Share

(Title of Class of Securities)

453838104

(CUSIP Number of Class of Securities (Underlying Common Shares))

Independent Bank Corporation

230 West Main Street

Ionia, Michigan 48846

(616) 527-9450

Attention: Robert N. Shuster

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael G. Wooldridge

Varnum LLP

333 Bridge Street, P.O. Box 352

Grand Rapids, Michigan 49501-0352

(616) 336-6000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee
$49,614.00	$3.56

(1)

Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Value assumes that all options to purchase shares of the Issuer’s common shares that may be eligible for exchange in the offer will be tendered for new options and cancelled pursuant to this offer. These options have a value of $49,614 calculated using the Black-Scholes option pricing method.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3.56	Form or Registration No.: 005-35306
Filing Party: Independent Bank Corporation	Date Filed: March 1, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

          This Amendment No. 2 (this "Amendment No. 2") is the final amendment to the Tender Offer Statement on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission on March 1, 2010, as amended on March 18, 2010, relating to the offer by Independent Bank Corporation (the "Company") to exchange certain outstanding options to purchase shares of the Company's common stock for new options covering a lesser number of shares of the Company's common stock (the "Offer").

                This Amendment No. 2 reports the results of the Offer and is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.  Except as amended and supplemented hereby, all terms of the Offer and all disclosures set forth in the Schedule TO, as amended, and the exhibits thereto remain unchanged.

Item 4. Terms of the Transaction.

Item 4(a) of the Schedule TO is hereby amended and supplemented to add the following:

                The Offer expired at 11:59 p.m., Eastern Time, on March 29, 2010. We have accepted for cancellation and cancelled Eligible Options covering 547,138 shares, representing 100% of the total Eligible Options.  Subject to the terms and conditions of the Offer to Exchange, the Company has issued 99,855 New Options in exchange for the Eligible Options surrendered in the Offer. The exercise price of the New Options is $0.70, which was the closing price of the Company's common stock on March 30, 2010, as reported by the NASDAQ Global Select Market.

SIGNATURE

                After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete, and correct.

Independent Bank Corporation

By:	/s/ Robert N. Shuster
Name:	Robert N. Shuster
Title:	Executive Vice President and Chief Financial Officer

Date: April 1, 2010